TRILLION ENERGY INTERNATIONAL INC.

Suite 700 – 838 West Hastings Street
Vancouver, B.C. V6C 0A6

November 2, 2021

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Liz Packebusch, Staff Attorney
Office of Energy and Transportation

Dear Sirs:

Re:	Trillion Energy International Inc. (the “Company”)
Amendment No. 1 Registration Statement on Form S-4
Filed October 27, 2021
File No.: 333-260489

In connection with the Company’s Registration Statement on Form S-4 (as amended) (file no. 333-260489), the Company hereby requests acceleration of the effective date of the Registration Statement to 2:00 p.m. (EST) Thursday, November 4, 2021 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

In connection with this request the Company acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

(iii)	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

/s/ Arthur Halleran
Arthur Halleran, CEO